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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT

     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                           -------------------------

                        TITAN WHEEL INTERNATIONAL, INC.
                                (NAME OF ISSUER)

                        TITAN WHEEL INTERNATIONAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                           -------------------------

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  888328 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             CHERI T. HOLLEY, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                        TITAN WHEEL INTERNATIONAL, INC.
                               2701 SPRUCE STREET
                             QUINCY, ILLINOIS 62301
                                 (217) 228-6011
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                           -------------------------

                                    COPY TO:

                          ALBERT F. BENDER, III, ESQ.
                     ARMSTRONG, TEASDALE, SCHLAFLY & DAVIS
                      ONE METROPOLITAN SQUARE, SUITE 2600
                           ST. LOUIS, MISSOURI 63102
                                 (314) 621-5070
                           -------------------------

                               FEBRUARY 25, 1997
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
                           -------------------------

                           CALCULATION OF FILING FEE
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
 TRANSACTION VALUATION*    AMOUNT OF FILING FEE
-------------------------------------------------
      $75,000,000                 $15,000

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* Calculated solely for purposes of determining the filing fee pursuant to Rule
  0-11(b)(1), based upon the purchase of 5,000,000 shares at the maximum tender offer price per share of $15.00.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A                                    Filing Party: N/A

Form or Registration No.: N/A                                     Date File: N/A
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

     This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by Titan Wheel International, Inc., an Illinois corporation (the "Company"), to purchase up to 5,000,000 shares of its common stock, no par value per share (the "Shares"), at prices, net to the seller in cash, not greater than $15.00 nor less than $12.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 25, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is Titan Wheel International, Inc., an Illinois corporation. The address of its principal executive offices is 2701 Spruce Street, Quincy, Illinois 62301.

     (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company, although the Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

     (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

     (d) This Statement is being filed by the issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Section 10. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

     (a)-(j) The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 10. Source and Amount of Funds" and "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Schedule I--Certain Transactions Involving Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and "Section 16. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "Section 11. Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference. The information set forth on (i) pages F-2 through F-29 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, filed as Exhibit (g)(1) hereto; (ii) pages 1 through 6 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, filed as Exhibit (g)(2) hereto; (iii) pages 1 through 7 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed as Exhibit (g)(3) hereto; (vi) pages 1 through 7 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, filed as Exhibit (g)(4) hereto; and
(vi) the form of press release issued by the Company, dated February 18, 1997, filed as Exhibit (g)(5) hereto, in each case, is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory and Foreign Approvals" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)    Form of Offer to Purchase dated February 25, 1997
    (a)(2)    Form of Letter of Transmittal
    (a)(3)    Form of Notice of Guaranteed Delivery
    (a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees
    (a)(5)    Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees
    (a)(6) Form of Letter dated February 25, 1997 to shareholders from the President and Chief Executive Officer of the Company
    (a)(7)    Form of Press Release issued by the Company dated February
              24, 1997
    (a)(8)    Form of Summary Advertisement dated February 25, 1997
    (a)(9)    Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9
    (b)(1)    Form of Multicurrency Credit Agreement dated September 19,
              1996 among the Company, Harris Trust and Savings Bank and the banks named therein ("Credit Agreement")
    (c)       Not applicable
    (d)       Not applicable
    (e)       Not applicable
    (f)       Not applicable
    (g)(1)    Pages F-2 through F-29 of the Company's Annual Report on
              Form 10-K for the fiscal year ended December 31, 1995
    (g)(2)    Pages 1 through 6 of the Company's Quarterly Report on Form
              10-Q for the quarter ended March 31, 1996
    (g)(3)    Pages 1 through 7 of the Company's Quarterly Report on Form
              10-Q for the quarter ended June 30, 1996
    (g)(4)    Pages 1 through 7 of the Company's Quarterly Report on Form
              10-Q for the quarter ended September 30, 1996
    (g)(5)    Form of Press Release issued by the Company, dated February
              18, 1997
    (g)(6)    Form of Press Release issued by the Company, dated February
              24, 1997

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          TITAN WHEEL INTERNATIONAL, INC.

                                          By: /s/ Kent W. Hackamack
                                              --------------------------------
                                              KENT W. HACKAMACK
                                              Vice President of Finance
                                              and Treasurer


Dated: February 24, 1997

                               INDEX TO EXHIBITS

 ITEM                             DESCRIPTION                           PAGE
(a)(1)    Form of Offer to Purchase dated February 25, 1997
(a)(2)    Form of Letter of Transmittal
(a)(3)    Form of Notice of Guaranteed Delivery
(a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees
(a)(5)    Form of Letter to Clients for use by Brokers, Dealers,
          Commercial Banks, Trust Companies and other Nominees
(a)(6)    Form of Letter dated February 25, 1997 to shareholders from the President and Chief Executive Officer of the Company
(a)(7)    Form of Press Release issued by the Company dated February
          24, 1997
(a)(8)    Form of Summary Advertisement dated February 25, 1997
(a)(9)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9
(b)(1)    Form of Multicurrency Credit Agreement dated September 19,
          1996 among the Company, Harris Trust and Savings Bank and
          the banks named therein ("Credit Agreement")
(c)       Not applicable
(d)       Not applicable
(e)       Not applicable
(f)       Not applicable
(g)(1)    Pages F-2 through F-29 of the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 1995
(g)(2)    Pages 1 through 6 of the Company's Quarterly Report on Form
          10-Q for the quarter ended March 31, 1996
(g)(3)    Pages 1 through 7 of the Company's Quarterly Report on Form
          10-Q for the quarter ended June 30, 1996
(g)(4)    Pages 1 through 7 of the Company's Quarterly Report on Form
          10-Q for the quarter ended September 30, 1996
(g)(5)    Form of Press Release issued by the Company, dated February
          18, 1997
(g)(6)    Form of Press Release issued by the Company, dated February
          24, 1997